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                                                                       EXHIBIT 2
                                October 21, 1998

Board of Directors
Lumen Technologies, Inc.
International Corporate Center at Rye
555 Theodore Fremd Avenue
Suite B-302
Rye, New York 10580

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Lumen Technologies, Inc. ("Lumen" or the "Company") of the consideration to be paid to the shareholders of Lumen by EG&G, Inc. ("EG&G") in the tender offer ("Offer") and the merger ("Merger") transactions (the Offer and Merger are hereinafter collectively referred to as the "Transaction") contemplated by the draft definitive agreement (the "Merger Agreement") dated October 19, 1998. The terms of the Transaction include, among other things, that EG&G will offer to acquire all of the stock of Lumen in exchange for $7.75 net in cash per share of Lumen.

     In connection with our review of the Transaction and the preparation of this opinion, we have examined (i) the financial terms and conditions of the Transaction as contained in the executed Merger Agreement, (ii) the audited financial statements of the Company for the years ended December 31, 1996 and 1997, (iii) the unaudited interim financial statements of the Company for the periods ending March 31 and June 30, 1998 and the draft unaudited interim financial statements for the period ending September 30, 1998, (iv) certain internal financial forecasts and projections prepared by the management of the Company for the Company and (v) certain other publicly available financial information. Additionally, we held discussions with senior management of the Company regarding past and current operations and the financial condition and prospects of the Company, and considered other matters which we deemed relevant to our inquiry.

     We have assumed and relied upon the accuracy and completeness of all such information provided to us or publicly available and have not independently made any attempt to verify such information. We have not made any attempt to make or obtain an independent appraisal of the value of the assets or the liabilities (contingent or otherwise) of the Company. This opinion is not meant to be an indication of the price at which Lumen's common stock will trade at any time or a recommendation as to any action a Lumen shareholder should take. With respect to all information provided by management of Lumen, we have assumed that it represents the best currently available knowledge and judgment of such management and has been reasonably prepared. We have relied on the management of Lumen to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

     We express no opinion as to the underlying business decision to effect the Transaction or the availability or advisability of any alternatives to the Transaction. Raymond James did not structure the Transaction or negotiate the terms of the Transaction.

     We have also been assured by Lumen's management that the Company is not party to any pending material transactions including, but not limited to, external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction. Our opinion is based on market, financial, economic and other conditions existing as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

     In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other companies we believe to be comparable to the Company, including other companies in the lighting industry, (ii) the current financial position and operating results of the Company and forecasted results of the Company, (iii) the historical market prices and trading activities of the Company's common stock,
(iv) reported financial terms of business combinations comparable to the

                                     Ex. 2-1
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Board of Directors
Lumen Technologies, Inc.
October 21, 1998
Page  2

Transaction, (v) the consideration to be paid in the Transaction, and (vi) the general condition of the securities markets, and (vii) such other financial criteria as we deemed appropriate.

     Raymond James & Associates, Inc. ("Raymond James") is actively involved in investment banking activities and regularly undertakes the evaluation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been paid a fee by the Company for services provided pursuant to this engagement and will be paid an additional fee for this opinion upon closing of the Transaction. In addition, the Company has agreed to reimburse Raymond James for its expenses incurred during this engagement and to indemnify Raymond James against certain liabilities arising out of issuance of this opinion.

     In the ordinary course of business, Raymond James may trade in the securities of Lumen for Raymond James' own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Lumen. This letter does not constitute a recommendation of any type to any shareholder as to whether such shareholder should tender or how such shareholder should vote his shares in connection with the Transaction, and is not intended to confer rights or remedies upon EG&G or its affiliates or the shareholders of Lumen. Except as provided in our engagement letter with Lumen, this opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, without our prior written consent. We have consented to the inclusion of this opinion in documents to be filed with the Securities and Exchange Commission or with any court or other governmental agency in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion that as of October 21, 1998 the cash consideration to be received by the holders of Lumen common stock (other than EG&G and its affiliates) in the Transaction is fair, from a financial point of view, to the Company and its shareholders.

                                          Very truly yours,

                                          RAYMOND JAMES & ASSOCIATES, INC.

                                     Ex. 2-2